UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Equity incentive plan

On June 4, 2025, Top Wealth Group Holding Limited (the “Company”) adopted an equity incentive plan (the “Plan”) to attract, retain and provide incentive to key management employees, directors and consultants of the Company and affiliates and to align the interests of such service providers with those of the Company’s shareholders. The Plan has a maximum number of 11,200,000 Class A ordinary shares of the Company available for issuance pursuant to all awards under the Plan.

EXHIBIT INDEX

Exhibit No.	Description
10.1	TOP WEALTH GROUP HOLDING LIMITED 2025 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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